SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of August 2008
SHINHAN FINANCIAL GROUP CO., LTD.
(Translation of registrant’s name into English)
120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will
file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-                    .

Summary of 2008 1H Business Report
On August 14, 2008, Shinhan Financial Group (“SFG”) filed its 2008 1H Business Report (the “Business Report”) with the Financial Supervisory Service of the Republic of Korea (“Korea”) pursuant to the Securities and Exchange Act of Korea. This is the summary of the Business Report translated into English. Non-material or previously disclosed information are omitted or abridged.
The financial information in this report has been prepared in accordance with accounting principles generally accepted in Korea.
Exhibit 99-1
Independent Accountant’s Review Report (Non-consolidated Financial Statements) of Shinhan Financial Group as of June 30, 2008

1. Introduction of the Group
Company History in 2008
•	March 2008 : JSC Shinhan Bank Kazakhstan, a subsidiary of Shinhan Bank, joins SFG as an indirect subsidiary

•	April 2008 : SFG and Shinhan Bank obtain the Federal Reserve Bank’s approval to become Financial Holding Companies

•	April 2008 : Shinhan Bank China Limited, a subsidiary of Shinhan Bank, joins SFG as an indirect subsidiary

•	May 2008 : Shinhan AITAS, a fund administration and accounting subsidiary of Shinhan Bank, joins SFG as an indirect subsidiary

•	June 2008 : Shinhan-KTF Mobile Card, a joint-venture company with KT Freetel, joins SFG as an indirect subsidiary
Principal Subsidiaries under Korean Law as of July 31, 2008
Direct Subsidiaries

Subsidiaries	Ownership by SFG
Shinhan Bank	100.0%
Shinhan Card 1)	100.0%
SHC Management 1)	100.0%
Good Morning Shinhan Securities	100.0%
Shinhan Life Insurance	100.0%
Shinhan Capital	100.0%
Shinhan BNP Paribas ITMC	50.0%
Jeju Bank 2)	62.4%
SH&C Life Insurance	50.0%
Shinhan Macquarie Financial Advisory	51.0%
Shinhan Credit Information	100.0%
Shinhan Private Equity	100.0%

1)	On September 21, 2007, LG Card became a wholly owned subsidiary of Shinhan Financial Group through a small scale share swap. LG Card shares were de-listed from the Korea Exchange on October 10, 2007. Further, through a process of business transfer and assumption, Shinhan Card’s business was fully assumed by LG Card. Subsequently, LG Card changed its name to “Shinhan Card” on October 1, 2007. Former Shinhan Card has changed its name to “SHC Management” and is in the process of liquidation.

2)	Jeju Bank is currently listed on the Korea Exchange.

Indirect subsidiaries held through direct subsidiaries
(As of Jul. 31, 2008)

		Ownership by
Direct Subsidiaries	Indirect Subsidiaries	the Parent
Shinhan Bank	Shinhan Data System	100.00%
	Shinhan Finance Ltd.(Hong Kong) 1)	100.00%
	SH Asset Management	100.00%
	Shinhan Asia Limited	100.00%
	Shinhan Bank America	100.00%
	Shinhan Bank Europe GmbH	100.00%
	Shinhan Vina Bank	50.00%
	CHB Valuemeet 2001 year 1st Securitization	50.00%
	CHB Valuemeet 2001 year 2nd Securitization	50.00%
	CHB Valuemeet 2002 year 1st Securitization	50.00%
	Shinhan Khmer Bank Limited	100.00%
	JSC Shinhan Bank Kazakhstan	100.00%
	Shinhan Bank China Limited	100.00%
	Shinhan AITAS	55.92%

Shinhan Card	Shinhan-KTF Mobile Card	50.00%

Good Morning	Good Morning Shinhan Securities Europe Ltd.	100.00%
Shinhan Securities	Good Morning Shinhan Securities USA Inc.	100.00%
	Good Morning Shinhan Securities Asia Ltd.	100.00%

Shinhan Private Equity	Shinhan NPS Private Equity Fund 1st	5.00	% 2)

1)	On November 1, 2006, Shinhan Finance Limited, Shinhan Financial Group’s indirect subsidiary, was transferred to a branch of Shinhan Bank. The liquidation process is currently taking place.

2)	Shinhan Financial Group and its subsidiaries currently own 36.7% of Shinhan NPS Private Equity Fund 1st.

3)	On Aug. 11, 2008, Shinhan Private Equity, our wholly owned private equity subsidiary, injected KRW 4.6 billion to establish Shinhan Private Equity Fund II for which Shinhan Private Equity will serve as a general manager.
Number of Shares
Number of issued and outstanding shares of the Group as of June 30, 2008

Types of Shares	Number of Shares
Common Shares	396,199,587
Redeemable Preferred Shares	59,440,377
Redeemable Convertible Preferred Shares	14,721,000

Total	470,360,964

Employee Stock Ownership Plan (ESOP)
     (1) Contribution to ESOA (Employee Stock Ownership Association)

		Contribution
Employee		Amount
Accounts	Contribution Date	(KRW)	Contributor	Objective
Contributed by relevant companies	March 12, 2008	29,688,000,000	Shinhan Bank	Stock Purchase
	March 21, 2008	3,129,681,195	GMSH Securites	Stock Purchase
	March 24, 2008	525,000,000	Shinhan Capital	Stock Purchase
	April 4, 2008	414,136,737	SFG	Stock Purchase
Sub-total		33,756,817,932	—	—
Contributed by employees	March 12, 2008 ~
	April 21, 2008	3,295,700,000	—	—
Sub-total		3,295,700,000	—	—
Total		37,052,517,932		—
     (2) Changes in ESOA Share Ownership
(As of June 30, 2008, Unit: shares)

		Beginning Balance			Ending Balance
	Share type	(Jan.1, 2008)	Increase	Decrease	(Jun. 30, 2008)
Association Accounts	Common Shares	1,236,075	—	1,236,075	—
Employee Accounts	Common Shares	4,336,056	1,984,191	292,874	6,027,373

Total	—	5,572,131	1,984,191	1,528,949	6,027,373

     ESOP Ownership per company
(As of June 30, 2008, Unit: shares)

Company	Association Accounts	Employee Accounts	Total Balance
Shinhan Financial Group	—	68,401	68,401
Shinhan Bank	—	5,610,804	5,610,804
Good Morning Shinhan Securities	—	107,924	107,924
Shinhan Capital	—	64,532	64,532
Shinhan Card	—	88,915	88,915
Shinhan Life Insurance	—	81,043	81,043
SH&C Life Insurance	—	1,351	1,351
Shinhan Credit Information	—	1,392	1,392
Shinhan Data System	—	3,011	3,011
Total	—	6,027,373	6,027,373

2. Business Results
Operation Results
(KRW million)

	2008 1H	2007	2006
	(Jan.1~Jun.30)	(Jan.1~Dec.31)	(Jan.1~Dec.31)
Operating Revenue	1,631,263	2,749,536	2,003,752
Gain using the equity method of accounting	1,501,982	2,632,111	1,917,268
Interest income	61,506	117,333	79,151
Royalty	67,775	—	—
Gain on Foreign Currency Transaction	—	92	5,838
Other income	—	—	1,495
Operating Expense	219,901	375,344	182,889
Loss using the equity method of accounting	4,280	—	—
Interest Expense	189,864	326.928	129,644
Loss on Foreign Currency Transaction	—	93	5,838
Commission Expense	90	112	269
SG&A Expense	25,667	48,211	47,138
Operating Income	1,411,362	2,374,192	1,820,863
Source and Use of Funds
Source of Funds
(KRW million)

	2008 1H		2007		2006
	(Jan.1~Jun.30)		(Jan.1~Dec.31)		(Jan.1~Dec.31)
	Average	Ratio	Average	Ratio	Average	Ratio
	Balance 1)	(%)	Balance 1)	(%)	Balance 1)	(%)
Stockholders’ Equity	17,788,494	70.58	15,896,140	71.40	10,376,235	76.70
Capital Stock	2,447,841	9.71	2,374,866	10.67	2,170,758	16.05
Capital Surplus	8,648,104	34.31	7,482,652	33.61	4,360,100	32.23
Capital Adjustment	-123,475	-0.49	19,669	0.09	25,520	0.19
Comprehensive Income	1,558,208	6.18	1,578,309	7.09	840,704	6.21
Retained Earnings	5,257,816	20.86	4,440,644	19.95	2,979,153	22.02
Liabilities	7,415,674	29.42	6,368,277	28.60	3,152,497	23.30
Borrowings	7,239,542	28.72	6,242,453	28.04	2,769,824	20.47
Other liabilities	176,132	0.70	125,824	0.57	382,673	2.83
Total	25,204,168	100.00	22,264,417	100.00	13,528,732	100.00

1)	The “Average Balance” is the arithmetic mean of the ending balance of each quarter.

Use of Funds
(KRW million)

	2008 1H		2007		2006
	(Jan.1~Jun.30)		(Jan.1~Dec.31)		(Jan.1~Dec.31)
	Average	Ratio	Average	Ratio	Average	Ratio
	Balance 1)	(%)	Balance 1)	(%)	Balance 1)	(%)
Investments on equity stock	22,734,385	90.20	20,342,185	91.37	11,646,253	86.09
Shinhan Bank	11,491,908	45.60	10,820,953	48.60	8,997,565	66.50
Shinhan Card	7,685,697	30.49	5,963,810	26.79	—	—
SHC Management	611,076	2.42	955,862	4.29	639,038	4.72
Good Morning Shinhan Securities	1,685,379	6.69	1,432,555	6.43	943,203	6.97
Shinhan Life Insurance	821,354	3.26	807,664	3.63	768,599	5.68
Shinhan Capital	290,927	1.15	220,347	0.99	170,264	1.26
Jeju Bank	78,273	0.31	73,916	0.33	66,809	0.49
Shinhan Credit Information	12,284	0.05	11,249	0.05	9,179	0.07
Shinhan Private Equity	9,791	0.04	9,864	0.04	8,987	0.07
Shinhan BNP Paribas ITMC	28,806	0.11	26,597	0.12	24,152	0.18
SH&C Life Insurance	17,320	0.07	17,821	0.08	17,322	0.13
Shinhan Macquarie FA	1,570	0.01	1,547	0.01	1,135	0.01
Loans	1,539,265	6.11	1,201,143	5.39	1,299,633	9.61
Fixed Assets	1,054	0.00	662	0.00	959	0.01
Cash Deposit in bank	884,250	3.51	557,627	2.50	422,201	3.12
Other Assets	45,214	0.18	162,800	0.73	159,686	1.18
Total	25,204,168	100.00	22,264,417	100.00	13,528,732	100.00

1)      The “Average Balance” is the arithmetic mean of the ending balance of each quarter.
Other Financial Information
Financial information for 2008 1H contained in this section are provisional figures.
Group BIS Ratio
(KRW million)

	2008 1H	2007
Aggregate Amount of Equity Capital (A)	19,250,400	15,945,940
Risk-Weighted Assets (B)	181,902,981	161,849,385
BIS Ratio (A/B) 1)	10.58%	9.85%

1)	In accordance with the amendments in the Financial Holding Company Guidelines of the Financial Service Commission(“FSC”), the Group BIS Ratio, rather than the Requisite Capital Ratio, is used as an index for measuring capital adequacy, beginning FY2007.

Won Liquidity Ratio
(KRW million)

	2008 1H	2007	2006
Won Assets due within 3 months (A)	548,443	220,009	605,415
Won Liabilities due within 3 months (B)	266,691	209,888	248,661
Won Liquidity Ratio (A/B) 1)	205.65%	104.82%	243.47%

1)	Under the guidelines issued by the FSC, we, at the holding company level, are required to maintain a Won liquidity ratio of no less than 100%.
Liabilities to Equity Ratio
(KRW million)

	2008 1H	2007	2006
Liabilities (A)	6,816,853	7,349,727	3,642,105
Equity (B)	18,472,085	17,977,801	11,361,526
Liabilities to Equity Ratio (A/B)	36.90%	40.88%	32.06%
Capital Adequacy Ratio and Other Ratios of Certain Subsidiaries
     (1) BIS Capital Adequacy Ratio (%) 1)

	2008 1H	2007	2006
Shinhan Bank 2)	12.49	12.09	12.01
Jeju Bank	10.72	11.32	11.26

1)	The BIS Capital Adequacy Ratio is computed in accordance with the guidelines issued by the FSC for commercial banks. Under these guidelines, commercial banks are required to maintain a minimum capital adequacy ratio of 8%.

2)	2006 and 2007 ratios for Shinhan bank are based on Basel I. Basel II FIRB Approach was applied in calculating BIS for 2008 1H.
     (2) Adjusted Equity Capital Ratio (%)

	2008 1H	2007	2006
Shinhan Card	22.92	25.31	34.25

*	The Adjusted Equity Capital Ratio represents the ratio of total adjusted shareholder’s equity to total adjusted assets and is computed in accordance with the guidelines issued by FSC for credit card companies. Under these guidelines, Shinhan Card is required to maintain a minimum adjusted equity capital ratio of 8%. 2006 figure is that of former LG Card.
     (3) Net Capital Ratio (%)

	Jun.30 2008	Mar.31 2008	Mar.31 2007
Good Morning Shinhan Securities	639.18	699.80	451.69

*	Net Capital Ratio is computed in accordance with the guidelines issued by the FSC for securities brokerage businesses. Under these guidelines, Good Morning Shinhan Securities is required to maintain a minimum net capital ratio of 100%.

     (4) Solvency Margin Ratio (%)

	Jun.30 2008	Mar.31 2008	Mar.31 2007
Shinhan Life Insurance	220.44	222.74	224.70

*	Under the guidelines issued by the FSC, Shinhan Life Insurance is required to maintain a minimum solvency margin ratio of 100%.
Non- Performing Loans of Certain Subsidiaries 1)
     (1) Non- Performing Loans
(KRW million)

	Jun.30, 2008		Dec.31, 2007		Dec.31, 2006
	Balance of	NPL to total	Balance of	NPL to total	Balance of	NPL to total
	NPL	Loans (%)	NPL	Loans (%)	NPL	Loans (%)

Shinhan Bank	952,441	0.65	848,846	0.63	729,655	0.62
Jeju Bank	8,143	0.38	11,952	0.60	13,120	0.74
Shinhan Card 2)	416,978	3.02	448,866	3.71	493,236	6.05

	Jun. 30, 2008		Mar. 31, 2008		Mar. 31, 2007
	Balance of	NPL to total	Balance of	NPL to total	Balance of	NPL to total
	NPL	Loans (%)	NPL	Loans (%)	NPL	Loans (%)

GMSH Securities 2)	25,380	1.91	27,738	2.35	25,888	2.54

1)	Non-performing loans of banks are defined as those loans are past due more than 90 days or those are placed on non-accrual status according to the guidelines of the FSC.

2)	Under the guidelines of the FSC, every securities brokerage company and credit card company shall classify its loans into five categories: “normal,” “precautionary,” “substandard,” “doubtful” and “estimated loss.” Under the Group’s internal measures, non-performing loans of Good Morning Shinhan Securities, and Shinhan Card includes loans classified as “substandard,” “doubtful,” and “estimated loss.” 2006 figure for Shinhan Card is that of former LG Card.
     (2) Loan Loss Allowances & Write-offs for the period
(KRW million)

			Jan. 1, 2008~	Jan. 1, 2007~	Jan. 1, 2006~
			Jun. 30, 2008	Dec. 31, 2007	Dec. 31, 2006

Shinhan Bank	Loan Loss	Domestic	2,393,040	2,317,075	1,911,843
	Allowance	Overseas	81,954	76,175	59,758
		Total	2,474,994	2,393,250	1,971,601
	Write-offs		100,727	186,316	160,636
Jeju Bank	Loan Loss	Domestic	26,941	31,849	26,313
	Allowance	Overseas	—	—	—
		Total	26,941	31,849	26,313
	Write-offs		6,548	7,188	8,325
Shinhan Card 1)	Loan Loss	Domestic	890,208	947,737	1,031,823
	Allowance	Overseas	—	—	—
		Total	890,208	947,737	1,031,823
	Write-offs		270,200	430,535	535,622

1)	2006 figure for Shinhan Card is that of former LG Card.

			Apr. 1, 2008~	Apr. 1, 2007~	Apr. 1, 2006~
			Jun 30, 2008	Mar. 31, 2008	Mar. 31, 2007

GMSH Securities	Loan Loss	Domestic	31,901	33,005	30,776
	Allowance	Overseas	—	—	—
		Total	31,901	33,005	30,776
	Write-offs		—	983	1,117
3. Independent Auditor
Audit Opinion for the last 3 years

	2008 1H	FY 2007	FY 2006

Audit Opinion	—	Unqualified	Unqualified
Compensation to the Independent Auditor for Audit and Review Services
          The following is a description of the fees for audit and review services performed by our independent auditor for the last three years in connection with our financial statements prepared in accordance with generally accepted accounting principles in Korea.

		Payment		Working
Year	Auditor	(KRW mil.)	Details	hours

2008 1H	KPMG Samjong Accounting Corp.	355 (annual)	Review/Audit of Financial Statements	1,650 hours

	KPMG Samjong Accounting Corp.	341	Review/Audit of Financial Statements	4,599 hours

2007	KPMG Samjong Accounting Corp.	399	Review of Financial Statements related to accounting treatment of LG Card acquisition	2,755 hours

2006	KPMG Samjong Accounting Corp.	304	Review/Audit of Financial Statements	3,352 hours

4. Directors, Executive Officers and Employees
Directors and Executive Officers
1) Executive Directors

Name	Date of Birth	Position	Service Term

Eung Chan Ra	Nov. 25, 1938	Chairman of BOD Board Steering Committee member	3 years starting from March 20, 2007

In Ho Lee	Nov. 2, 1943	President & CEO	2 years starting from March 20, 2007

2) Non-Executive Directors
     Currently, 13 non-executive directors are in office, 12 of which outside directors, nominated by our Outside Director Recommendation Committee and appointed pursuant to the approval of general shareholders’ meeting on March 19, 2008.
     Our non-executive directors are as follows:

Outside
Name	Date of Birth	Director	Sub-Committees	Service Term

Sang Hoon Shin	Jul. 1, 1948	X	—	3 years starting from March 19, 2008

Pyung Joo Kim	Feb. 06, 1939	O	Risk Management Committee Chair
Board Steering Committee member
			Compensation Committee member	1 year starting from March 19, 2008

Si Jong Kim	Aug. 16, 1937	O	—	1 year starting from March 19, 2008

Young Woo Kim	May 1, 1952	O	Audit Committee member	1 year starting from March 19, 2008

Board Steering Committee member
Shee Yul Ryoo	Sept. 5, 1938	O	Compensation Committee member	1 year starting from March 19, 2008

Byung Hun Park	Sept. 10, 1928	O	Board Steering Committee member	1 year starting from March 19, 2008

Yong Woong Yang	Aug. 4, 1948	O	—	1 year starting from March 19, 2008

Audit Committee Chair
Sung Bin Chun	Jan. 21, 1953	O	Compensation Committee member	1 year starting from March 19, 2008

Haeng Nam Chung	Mar. 15, 1941	O	—	1 year starting from March 19, 2008

Young Hoon Choi	Nov. 8, 1928	O	—	1 year starting from March 19, 2008

Philippe Reynieix	Jun. 24, 1949	O	Risk Management Committee member	1 year starting from March 19, 2008

Bong Youn Cho	Mar. 9, 1949	O	Compensation Committee member
Risk Management Committee member
			Audit Committee member	1 year starting from March 19, 2008

Young Sup Huh	Oct. 9, 1941	O	Board Steering Committee member
Compensation Committee member
			Audit Committee member	1 year starting from March 19, 2008

For personal profiles of the outside directors, please refer to our Form 6-K filed on February 15, 2008.
Chair of the Board Steering Committee and Compensation Committee will be elected in the near future.

     3) Executive Officers
     In addition to the executive directors, we currently have the following executive officers:

Name	Date of Birth	Position	In charge of

Baek Soon Lee	Oct. 8, 1952	Deputy President	- General Affairs Team
- Business Management Team
- Public Relations Team

Jae Woon Yoon	Jul. 22, 1951	Deputy President	- Synergy Management Team
- Information & Technology Planning Team
- Risk Management Team
- Audit & Compliance Team

Buhmsoo Choi	Aug. 8, 1956	Deputy President	- Finance Management Team
		and Chief	- Investor Relations Team
		Financial Officer	- Strategic Planning Team
- Global Business Strategy Team

Stock Options (as of Aug. 5 , 2008)

	Number of Changes
	No. of	No. of Exercised	No. of Cancelled	No. of Exercisable
	Granted Options	Options	Options	Options
	(A)	(B)	(C)	(D = A - B - C)	Exercise Price

Granted in 2002	864,576	864,576	—	—	18,910
Granted in 2003	1,020,416	677,584	11,600	331,232	11,800
Granted in 2004	1,258,923	628,734	15,200	614,989	21,595
Granted in 2005	2,620,331	163,624	251,300	2,205,407	28,006
Granted in 2006	3,296,200	—	477,000	2,819,200	38,829
Granted in 2007	1,301,050	—	123,500	1,177,550	54,560
Granted in 2008	808,700	—	—	808,700	49,053
	11,170,196	2,334,518	878,600	7,957,078
Note) The weighted-average exercise price of outstanding exercisable options as of Aug. 5, 2008 is KRW 36,739.
Employees
(As of June 30, 2008)

			Total Salaries and
			wages paid in 1H	Average Payment
	Number of		2008	per person
	Employees	Average length of Service	(KRW million)	(KRW million)

Male	81	2 yrs 4 mths	3,955	49
Female	13	4 yrs 2 mths	314	24
Total	94	3 years	4,269	45

Directors and Officers Liability Insurance (for SFG and subsidiaries)

Name of Insurance	Insurance Premium	Insured Amount	Insurance Period

Directors and Officers	KRW 496 mil.	Up to KRW 50 bil.	April 1, 2008~
Liability Insurance	(annual)		April 1, 2009

*	Of the total insurance premium (KRW 496 mil.), KRW 121 mil. was paid by SFG, and the remaining amount, by its subsidiaries
5. Largest Shareholder and Market Price Information of our Common Shares and ADRs
Largest Shareholder of Shinhan Financial Group as of June 30, 2008

Name	No. of Common Shares	Ownership%

BNP Paribas Group	33,682,104	8.50
Common Share Traded on the Korea Exchange
(KRW, number of shares)

		Jan. 2008	Feb. 2008	Mar. 2008	Apr. 2008	May 2008	Jun. 2008

Price per share	High	52,000	52,400	52,500	57,900	58,900	51,300
	Low	45,150	47,800	47,000	53,100	49,300	41,500
Trading Volume		42,528,189	21,419,344	31,660,183	35,766,669	41,348,852	84,932,657
American Depositary Shares traded on the New York Stock Exchange
(USD, number of shares)

		Jan. 2008	Feb. 2008	Mar. 2008	Apr. 2008	May 2008	Jun. 2008

Price per share	High	109.65	113.45	106.90	116.47	118.35	99.04
	Low	93.51	101.27	90.97	108.60	94.29	86.79
Trading Volume		1,010,300	631,500	726,500	634,400	585,700	627,500
*1 ADR = 2 Common Shares

6. Related Party Transactions
Loans to Subsidiaries

Subsidiary	Loan Type	Origination	Maturity	Funding	Lending	Beginning	Increase	Decrease	Ending Balance
		Date	Date	Rate	Rate	Balance
Shinhan Card	Loan in KRW	2003-04-23	2009-04-23	5.47%	6.28%	1,000	—	—	1,000
Shinhan Capital	Loan in KRW	2003-06-24	2008-06-24	5.69%	5.95%	300	—	300	—
Shinhan Capital	Loan in KRW	2003-07-24	2008-07-24	5.87%	6.13%	200	—	—	200
Shinhan Capital	Loan in KRW	2004-03-24	2009-03-24	5.11%	5.93%	200	—	—	200
Shinhan Capital	Loan in KRW	2004-06-25	2009-06-25	4.93%	5.22%	500	—	0	500
Shinhan Capital	Loan in KRW	2005-01-31	2008-01-31	4.21%	4.58%	300	—	300	—
GMSH Securities	Loan in KRW	2005-01-31	2010-07-31	4.59%	5.25%	700	—	0	700
Shinhan Card	Loan in KRW	2005-03-18	2008-03-18	4.23%	4.54%	500	—	500	—
Shinhan Capital	Loan in KRW	2005-05-09	2008-05-09	3.99%	4.33%	500	—	500	—
Shinhan Capital	Loan in KRW	2005-12-16	2008-12-16	5.34%	5.67%	400	—	—	400
Shinhan Card	Loan in KRW	2006-01-24	2009-01-24	5.24%	5.41%	500	—	—	500
Shinhan Capital	Loan in KRW	2006-01-24	2009-01-24	5.24%	5.41%	500	—	—	500
Shinhan Card	Loan in KRW	2006-02-27	2009-02-27	5.07%	5.23%	1,000	—	700	300
Shinhan Capital	Loan in KRW	2006-02-27	2009-02-27	5.07%	5.23%	—	700	—	700
Shinhan Capital	Loan in KRW	2006-04-24	2009-04-24	5.09%	5.22%	1,000	—	0	1,000
GMSH Securities	Loan in KRW	2006-07-31	2012-01-31	5.16%	5.64%	1,000	—	0	1,000
Shinhan Capital	Loan in KRW	2006-09-26	2011-09-26	4.91%	4.99%	500	—	0	500
Shinhan Capital	Loan in KRW	2007-03-23	2012-03-23	5.28%	5.48%	500	—	0	500
Shinhan Capital	Loan in KRW	2007-04-13	2010-04-13	5.24%	5.38%	500	—	0	500
Shinhan Capital	Loan in KRW	2007-06-08	2012-06-08	5.54%	5.95%	500	—	0	500
Shinhan Capital	Loan in KRW	2007-09-27	2010-09-27	5.91%	6.05%	1,000	—	0	1,000
Shinhan Capital	Loan in KRW	2007-11-27	2010-11-27	6.24%	6.37%	500	—	0	500
Shinhan Card	Loan in KRW	2007-11-27	2012-11-27	6.33%	6.41%	1,000	—	0	1,000
Shinhan Capital	Loan in KRW	2007-12-18	2010-12-18	6.69%	6.83%	500	—	0	500
Shinhan Card	Loan in KRW	2007-12-18	2012-12-18	6.78%	6.86%	500	—	0	500
Shinhan PE	Loan in KRW	2007-06-28	2008-06-27	5.31%	5.51%	50	—	50	—
Shinhan Card	Loan in KRW	2008-01-23	2011-01-23	6.46%	6.60%	—	1,000	—	1,000
Shinhan Capital	Loan in KRW	2008-01-23	2011-01-23	6.46%	6.60%	—	500	—	500
Shinhan Capital	Loan in KRW	2008-01-23	2013-01-23	6.51%	6.60%	—	500	—	500
Shinhan Card	Loan in KRW	2008-02-21	2011-02-21	5.51%	5.66%	—	1,500	—	1,500
Shinhan Card	Loan in KRW	2008-03-12	2011-03-12	5.71%	5.84%	—	2,000	—	2,000
Shinhan Capital	Loan in KRW	2008-03-12	2011-03-12	5.71%	5.84%	—	500	—	500
Shinhan Card	Loan in KRW	2008-06-27	2011-06-27	6.41%	6.53%	—	2,000	—	2,000
Shinhan Private Equity	Loan in KRW	2008-06-27	2009-06-26	5.98%	5.98%	—	50	—	50
Total	—	—	—	—	—	14,150	8,750	2,350	20,550

Exhibit 99-1 Independent Accountant’s Review Report (Non-consolidated Financial Statements) of Shinhan Financial Group as of June 30, 2008

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.
By	/s/ Buhmsoo Choi
	Name:	Buhmsoo Choi
	Title:	Chief Financial Officer

Date : Aug. 14, 2008